February 10, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (403) 290-1266

Douglas N. MacDonald
President and Chief Executive Officer
Westsphere Asset Corporation, Inc.
2140 Pegasus Way, NE
Calgary, Alberta Canada T2E 8M5

	Re:	Westsphere Asset Corporation, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
		File No. 0-32051

Dear Mr. MacDonald:

	We have reviewed your response letters dated December 8, 2005 and February 8, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

General

1. We note your proposed disclosure in response to comment 1 of our letter dated September 29, 2005. Please expand the proposed disclosure to include all disclosures required by paragraph 44, 45 and 47 of SFAS 142 related to your intangible assets. We note, for instance, that you do not disclose the method for determining the fair value of your intellectual property or a description of the facts and circumstances leading to its significant impairment in December 2004.


Note 4 - Investments, page F-10

2. Please refer to your response to comment 5 of our letter dated
September 29, 2005, and provide us your proposed disclosures.

3. Your response to comment 6 of our letter dated September 29,
2005
does not appear to clarify how you determined the fair value of intellectual property and simply states that its fair value was assigned by allocating the total fair value. Please provide us a comprehensive discussion of the methodology used, and your basis, for determining the estimated fair value.

4. Your response to comment 7 of our letter dated September 29,
2005
related to the impairment of the intellectual property purchased in
July 2004 appears to contradict your disclosure on page F-10 that you recorded an impairment loss at December 31, 2004 based on your evaluation of estimated future cash flows. Please provide a comprehensive explanation to clarify:
* Why you recorded an impairment loss of $491,205 related to intellectual property at December 31, 2004, when you were just beginning to incorporate TRAC POS into your operations at that time;
and
* How you determined the amount of impairment.

Note 8 - Acquisition of Kan-Can Resorts Ltd., Sale of Head Lease and
Mortgage Receivable, page F-12

5. We are unable to reconcile your response to comments 8 and 9 of our letter dated September 29, 2005 to your disclosures on page F-12 related to the accounting for the Kan-Can acquisition and the subsequent sale of head lease. For instance, in the footnote you disclose that you allocated $9,294 to the acquired head lease but in your response the fair value assigned to the head lease is $815,939.
These amounts further differ from $465,807 recorded on the sale of head lease, per the journal entry presented in response to comment 9, which you indicate was the basis for estimating the fair value of the head lease. Please provide us an updated response that reconciles these differences.

6. We further note that the journal entry presented in response to comment 9 of our letter dated September 29, 2005, does not include any amounts related to the acquired shares of Kan-Can Resorts Ltd. Please tell us how you accounted for the acquired 32% of the outstanding shares of Kan-Can and how you determined the fair value assigned to them.

Note 10 - Stock Based Compensation, page F-13

7. Please refer to your response to comment 11 of our letter dated September 29, 2005, and provide us your proposed disclosures including the options issued to executives.


8. We further note that not all of the options issued to executives, as shown on page 30, were issued during March 2005. Please tell us how you accounted for the options issued in periods prior to the quarter ended March 31, 2005.

9. Please refer to your response to comment 12 of our letter dated September 29, 2005. Revise your disclosures to retroactively restate all option amounts and exercise prices for all periods presented to account for the reverse stock split in 2004, in accordance with ARB
43.

Note 11 - Commitments and Contingencies, page F-13
Note 12 - Related Party Transactions, page F-14

10. Please refer to your response to comments 13 and 14 our letter dated September 29, 2005, and provide us your proposed disclosures.

11. In your revised response dated February 8, 2006, to comment 15 of our letter dated September 29, 2005, you state that you are exempt from disclosure requirements of Item 404 of Regulation S-B. Given that there are several amounts presented on the balance sheet in excess of $60,000, please tell us how you determined that you could avail of the exemption in Item 404(b)(4) of Regulation S-B.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Michael Volley at (202) 551-3437 or me at
(202)
551-3423 if you have questions regarding our comments.



      Sincerely,



						Amit Pande
						Assistant Chief Accountant


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Douglas N. MacDonald
Westsphere Asset Corporation, Inc.
February 10, 2006
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